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                            January 4, 2024

       Natalie Derse
       Chief Financial Officer
       Gen Digital Inc.
       60 E. Rio Salado Parkway, Suite 1000
       Tempe, AZ 85281

                                                        Re: Gen Digital Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            Form 10-Q for the
Quarterly Period Ended September 29, 2023
                                                            Form 8-K furnished
November 7, 2023
                                                            File No. 000-17781

       Dear Natalie Derse:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 30

   1. You attribute the increase in revenue to a $406 million increase in sales of your consumer security products and a
$117 million increase in sales of your identity and protection products, which was
offset by $113 million of foreign exchange headwinds. Please revise here to provide a
quantified discussion of the impact of the Avast acquisition on your net revenues. In this
regard, avoid using vague terms such as "primarily," as you have done on page 28, in favor
specific quantification to more clearly describe the organic versus inorganic revenue
growth. Similarly, revise to include a discussion of Avast's impact on your performance
metrics such as direct customer count, ARPU and annual retention rate.
                                                        For example, the
decrease in your annual retention rate from 84% in fiscal 2022 to 76% in fiscal 2023 appears to
be impacted by the Avast acquisition. Refer to Item 303(b) of
                                                        Regulation S-K.
 Natalie Derse
Gen Digital Inc.
January 4, 2024
Page 2
Performance Metrics, page 30

2. We note that annual retention rate is defined as the number of direct customers who have more than one-year tenure as of the end of the most recently completed fiscal period divided by the total number of direct customers as of the end of the period one year ago.
         Please revise to clarify whether you compare the customer base as of a year ago to the same customers in the current period. If not, explain further how this measure represents retention of existing customers.
Consolidated Financial Statements
Note 1. Description of Business and Significant Accounting Policies
Revenue recognition, page 47

3. We note your disclosure that revenue from e-commerce partners is recognized on a gross basis before the deduction of partner incentive and fees. Please revise to disclose the nature of these arrangements, clarify whether you have direct billing arrangements with the end consumer, and describe the basis for your accounting treatment conclusion, if material. In your response, tell us the amount of e-commerce revenue for each period presented, including subsequent interim periods, and clarify whether e-
         commerce revenue is included in direct or partner revenue as disclosed in MD&A. Refer to ASC 606-10-50-12.
Form 10-Q for the Quarterly Period Ended September 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Performance Metrics, page 30

4. Please provide us with your customer retention rates for each quarter of the last two fiscal years and the current interim periods. Also, tell us your consideration to include this information in your Form 10-Q filings. In this regard, we note you present quarterly retention information in your investor presentations along with a discussion of changes in such metric since the Avast acquisition.
Form 8-K furnished November 7, 2023

Exibit 99.01 Press Release, page 1

5. We note that you highlight the non-GAAP year-over-year information in a different style
       (i.e. bullet points) than you do the GAAP information, which appears to place undue prominence on your non-GAAP measures. In addition, you discuss non-GAAP operating
FirstName LastNameNatalie Derse
       income in your highlights without discussing GAAP operating income with equal or
Comapany     NameGen
       greater          Digital
                prominence.     Inc. revise. Refer to Question 102.10(a) of the
Non-GAAP
                              Please
JanuaryCompliance
         4, 2024 Page and
                        2 Disclosure Interpretations.
FirstName LastName
 Natalie Derse
FirstName
Gen DigitalLastNameNatalie Derse
            Inc.
Comapany
January    NameGen Digital Inc.
        4, 2024
January
Page 3 4, 2024 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology